EXHIBIT 4.9
EXECUTION COPY
THIRD AMENDMENT AND WAIVER TO CREDIT AGREEMENT
THIS THIRD AMENDMENT AND WAIVER TO CREDIT AGREEMENT (as the same may from time to time be amended, restated or otherwise modified, this “Amendment”) is made as of March 30, 2011, and entered into by and among KIDS LINE, LLC, a Delaware limited liability company (“Kids Line”), SASSY, INC., an Illinois corporation (“Sassy”), LAJOBI, INC., a Delaware corporation (“LaJobi”), I & J HOLDCO, INC., a Delaware corporation (“I & J”), COCALO, INC., a California corporation (“CoCaLo” and together with Kids Line, Sassy, LaJobi and I & J collectively, the “Borrowers” and each individually, a “Borrower”), KID BRANDS, INC., a New Jersey corporation (“Parent”), as a Guarantor (in such capacity, a “Guarantor”, and together with the Borrowers, the “Loan Parties”) and as the Loan Party Representative for the Borrowers (in such capacity, the “Loan Party Representative”), the Lenders (as defined in the Credit Agreement referred to below) party hereto and BANK OF AMERICA, N.A., as successor by merger to LASALLE BANK NATIONAL ASSOCIATION (in its individual capacity, together with its successors and assigns, “Bank of America”), as administrative agent (in such capacity, together with its successors and assigns, the “Agent”) for the Lenders party to the Credit Agreement defined below.
RECITALS
WHEREAS, the Borrowers, Loan Party Representative, the Lenders, certain other financial institutions as Lenders and the Agent have entered into the Amended and Restated Credit Agreement, dated as of April 2, 2008 (as amended, restated or otherwise modified from time to time, the “Credit Agreement”; capitalized terms used in this Amendment and not defined in this Amendment shall be defined in accordance with the Credit Agreement), pursuant to which the Lenders have agreed to make loans and other financial accommodations to the Borrowers, all upon the terms and conditions set forth in the Credit Agreement;
WHEREAS, the Loan Parties have informed the Agent that (a) for a period of time commencing prior to the acquisition of LaJobi in 2008, LaJobi paid incorrect import duties on certain wooden furniture imported from vendors in China, resulting in a violation of anti-dumping regulations and (b) misconduct was involved on the part of certain LaJobi employees in connection with the incorrect payment of such duties, including misidentifying the manufacturer and shipper of products. As a result, certain Events of Default have occurred and are continuing and, pending further diligence and investigation, further Events of Default may be determined to have been occurred and be continuing, in each case, under Sections 13.1.5 and 13.1.6 of the Credit Agreement.
WHEREAS, the Loan Parties anticipate that they will make payments of the unpaid import duties, interest thereon and potential penalties related thereto, a portion of which anticipated payments will be accrued on the financial statements of the Parent and its Subsidiaries from time to time, including for the Fiscal Quarter ended December 31, 2010. In addition, it is possible that LaJobi may, in the future, be requested or required (subject to the Earnout Consideration Conditions Precedent) to pay certain Earnout Consideration under the LaJobi Acquisition Agreement. As a result of the foregoing potential events, the Loan Parties have requested that the Required Lenders and the Agent (a) amend the definition of EBITDA to permit certain add-backs of up to $14,855,000 in the aggregate and (b) waive certain Events of Default and certain related potential Events of Default.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:
ARTICLE I
AMENDMENTS
Subject to the terms and conditions set forth in Article III of this Amendment, the Credit Agreement is hereby amended as of the Effective Date as follows:
1.1 The definition of Earnout Consideration Conditions Precedent appearing in Section 1.1 is hereby deleted in its entirety and replaced with the following:
Earnout Consideration Conditions Precedent means, with respect to any proposed payment of any Earnout Consideration (including, without limitation, under or pursuant to any guaranty thereof), that both before and immediately after giving effect to any such payment, (i) no Event of Default or Unmatured Event of Default then exists or would result therefrom, (ii) Excess Revolving Loan Availability will equal or exceed (A) only in the case of the Earnout Consideration, if any, payable under or in respect of the LaJobi Acquisition Agreement, (x) if the Duty Conclusion Date has not yet occurred, the greater of (1) $18,000,000 less the amount of any Duty Amounts previously paid by LaJobi to U.S. Customs and Border Protection and (2) $9,000,000, otherwise (y) if the Duty Conclusion Date has occurred, $9,000,000 and (B) only in the case of Earnout Consideration, if any, payable under or in respect of the CoCaLo Acquisition Agreement, $9,000,000, and (iii) no violation of the financial covenants set forth in Sections 11.13.1, 11.13.2 or 11.13.3 would then exist or would, on a pro forma basis result therefrom, as such are certified in writing by the Chief Financial Officer delivered to the Administrative Agent setting forth the calculations of pro forma Excess Revolving Loan Availability and the pro forma calculations of such financial covenants (after giving effect to such payments) in detail reasonably acceptable to the Administrative Agent and which calculations are confirmed and approved by the Administrative Agent.
1.2 The definition of EBITDA appearing in Section 1.1 is hereby deleted in its entirety and replaced with the following:
EBITDA means, with respect to the Parent and its consolidated Subsidiaries, for any period (or portion thereof), the following amount as calculated on a consolidated basis for the Parent and its consolidated Subsidiaries for such period (or such portion thereof): (A) Consolidated Net Income for such period (as adjusted as set forth below where applicable), plus (minus) (B) to the extent deducted (added) in determining such Consolidated Net Income, (i) Interest Expense, (ii) income tax expense, (iii) depreciation, (iv) amortization, (v) other non-cash charges (gains), (vi) if expensed, reasonable costs, expenses and fees incurred in connection with the negotiation, execution and delivery of the Loan Documents and the financings contemplated thereby, (vii) if expensed, reasonable costs, expenses and fees incurred in connection with the negotiation, execution and delivery of the Acquisition Documents and the transactions contemplated thereby, but not to exceed $5,000,000, in aggregate, (viii) if expensed, the reasonable fees and expenses paid to any Independent Director required to be retained by the Borrowers pursuant to the terms of this Agreement and incremental auditor’s fees and expenses relating to the preparation of separate audited financial statements of the Borrowers (distinct from those of the Parent) as required pursuant to Section 10.1.1(a), (ix) non-cash transaction losses (gains) due solely to fluctuations in currency values, in each case, during such period, and (x) if accrued or expensed during or after the Fiscal Quarter ending December 31, 2010 (or in any prior period to the extent a restatement is required), (a) the amount of all Duty Amounts so accrued or expensed, (b) the amount of Earnout Consideration, if any, paid by LaJobi under or in respect of the LaJobi Acquisition Agreement, to the extent that such Earnout Consideration is paid in accordance with the terms of this Agreement and (c) fees and expenses incurred by the Loan Parties in connection with the Loan Parties’ and U.S. Customs and Border Protection’s investigation of the Duty Amounts and Duty Events, in an aggregate amount under clauses (a), (b) and (c) not to exceed the sum, for all periods, of (x) $14,855,000 less (y) the amount of Earnout Consideration, if any, paid by LaJobi under the LaJobi Acquisition Agreement, to the extent that such Earnout Consideration was not paid in accordance with the terms of this Agreement and/or to the extent not deducted in determining Consolidated Net Income.
1.3 Section 1.1 is hereby further amended by adding the following definitions in appropriate alphabetical order:
Duty Amounts means all customs duties, interest, penalties and any other amounts payable or owed to U.S. Customs and Border Protection by LaJobi, to the extent that such customs duties, interest, penalties and other amounts relate to the Duty Events.
Duty Conclusion Date means the date on which Administrative Agent receives, in a form and substance reasonably satisfactory to it, a written certificate of the Parent certifying that (a) all Duty Amounts owing to U.S. Customs and Border Protection by LaJobi with respect to the Duty Events have been paid in full and (b) no Event of Default or Unmatured Event of Default then exists, with the following attachments thereto: (1) evidence of payment of the Duty Amounts and (2) evidence reasonably satisfactory to the Agent that either (x) U.S. Customs and Border Protection has issued a final audit report with respect to the Duty Events, or (y) U.S. Customs and Border Protection has completed a “focused assessment” with respect to the Duty Events.
Duty Events means (i) the nonpayment or incorrect payment by LaJobi of import duties to U.S. Customs and Border Protection on certain wooden furniture imported by LaJobi from vendors in China, resulting in a violation prior to the Third Amendment Effective Date of anti-dumping regulations, and the related misconduct on the part of certain LaJobi employees, including the misidentification of the manufacturer and shipper of such products and (ii) LaJobi’s business and staffing practices in Asia prior to the Third Amendment Effective Date relating thereto.

Third Amendment Effective Date means the “Effective Date” as defined in the Third Amendment and Waiver to Credit Agreement dated as of March 30, 2011 among the Loan Parties, the Agent and the Required Lenders.
1.4 Section 10.1.3 is hereby deleted in its entirety and replaced with the following:
10.1.3 Compliance Certificates. Contemporaneously with the furnishing of a copy of each annual audit report pursuant to Section 10.1.1, each set of quarterly statements pursuant to Section 10.1.2(a), and at least five(5) days prior to any accrual in an incremental amount in excess of $1,000,000 for, or payment of, any Duty Amounts, a duly completed compliance certificate in the form of Exhibit B, with appropriate insertions, dated the date of such annual report, quarterly statement, or proposed accrual or payment, as applicable, and signed by a Senior Officer of the Loan Party Representative, containing (i) if required pursuant to the terms hereof, a computation of each of the financial ratios and restrictions set forth in Section 11.13 (or Section 11.14 in the case of any accrual or payment of any Duty Amounts) and certifying that such officer has not become aware of any Event of Default or Unmatured Event of Default that has occurred and is continuing or, if there is any such event, describing it and the steps, if any, taken or being taken to cure it and (ii) with respect to the annual audit report and quarterly statements only, a written statement of the Parent’s management setting forth a discussion of the financial condition of the Parent and its Subsidiaries and any material changes in their financial condition and/or results of operations.
1.5 The following new Section 11.14 is hereby added immediately following Section 11.13.3:
11.14 Accrual or Payment of Duty Amounts. At the time of any accrual in an incremental amount in excess of $1,000,000 for, or proposed payment of, any Duty Amounts, not permit (as demonstrated and calculated pursuant to a Compliance Certificate to be delivered to the Administrative Agent pursuant to Section 10.1.3):
(a) the Fixed Charge Coverage Ratio, calculated on a pro forma basis as of the last day of the most recently ended Fiscal Quarter with respect to the Computation Period ending on such date, as if such accrual or payment occurred during such Fiscal Quarter, to be less than 1:35:1.0 or
(b) the Total Debt to EBITDA Ratio, calculated on a pro forma basis as of the last day of the most recently ended Fiscal Quarter with respect to the Computation Period ending on such date, as if such accrual or payment occurred during such Fiscal Quarter, to be greater than 2:75:1:0.

ARTICLE II
LIMITED WAIVERS
Section 2.1 As of the Effective Date, Agent and the Required Lenders hereby waive:
(a) any existing Events of Default occurring prior to the date hereof under 13.1.6 of the Credit Agreement as a result of the Parent’s and Loan Parties’ representations made under the following sections being breached, false, or misleading in any material respect when made or deemed made, solely to the extent that such representation and warranty was breached, false or misleading as a result of the Duty Events and would not otherwise exist but for the Duty Events: 9.4 (Financial Condition), 9.6 (Litigation and Contingent Liabilities) (solely as it relates to governmental investigations), 9.13 (Taxes), 9.18 (Information), 9.21 (Labor Matters), 9.22 (No Default) and 9.23 (Acquisitions) (such sections collectively, the “Subject Representations”),
(b) any existing Events of Default occurring prior to the date hereof under Section 13.1.5 of the Credit Agreement as a result of the failure by the Parent or any Loan Party to comply with or perform the covenants set forth in the following sections, solely to the extent that such noncompliance was as a result of the Duty Events and would not otherwise exist but for the Duty Events: 10.1.1 and 10.1.2 (Financial Statements), 10.1.3 (Compliance Certificates), 10.1.5 (Notices), 10.1.8 (Projections), 10.2 (Books and Records) and 10.4 (Compliance with Laws; Payment of Taxes) (such sections collectively, the “Subject Covenants”),
(A) the existing Events of Default, if any, under Section 13.1.5 of the Credit Agreement as a result of (x) the failure of the Loan Parties to timely notify the Agent of the change of the Parent’s chief executive office location as required by Section 5.3 of the Guaranty and Collateral Agreement and (y) the failure of the Loan Parties to comply with Section 10.10 and Section 11.15 of the Credit Agreement by not causing to be pledged to the Administrative Agent a security interest in the Capital Securities held by I&J of I & J Quality Co., Ltd., an entity organized under the laws of Thailand (“I&J Thailand”) and I&J International (Hong Kong) Limited, an entity organized under the laws of Hong Kong (“I&J Hong Kong”) (collectively, the new “Foreign I&J Subsidiaries”). The waiver with respect to each of the Foreign I&J Subsidiaries under clause (y) of this Section 2.1(c), shall be in effect until the earlier of (1) the date on which I&J complies with Section 10.10 and Section 11.15 of the Credit Agreement with respect to such Foreign I&J Subsidiary and (2) (i) with respect to I&J Hong Kong, 60 days after the Effective Date (or such longer period of time as reasonably agreed to by the Administrative Agent, so long as I&J Hong Kong remains an inactive Subsidiary that does not carry on any business and has no assets, liabilities, or employees) and (ii) with respect to I&J Thailand, 60 days after the date on which such entity is authorized to conduct business by the applicable governmental authority (or such longer period of time as reasonably agreed to by the Administrative Agent, so long as I&J Thailand remains an inactive Subsidiary that does not carry on any business and has no assets, liabilities, or employees) (Section 5.3 of the Guaranty and Collateral Agreement and Sections 10.10 and 11.15 of the Credit Agreement, together with the Subject Representations and Subject Covenants being the “Subject Provisions” and the existing Events of Default occurring prior to the date hereof, the “Existing Defaults”),

(c) any Events of Default which may occur on or after the date hereof under 13.1.6 of the Credit Agreement as a result of the Parent and Loan Parties’ representations made under the Subject Representations being breached, false, or misleading in any material respect when made or deemed made, solely to the extent that such representation and warranty is breached, false or misleading by the accrual or payment of any Duty Amounts, and
(d) any Events of Default which may occur on or after the date hereof under 13.1.5 of the Credit Agreement as a result of the failure by the Parent or any Loan Party to comply with or perform the covenants set forth in the Subject Covenants, solely to the extent that such noncompliance is solely as a result of the accrual or payment of any Duty Amounts (such potential Events of Default referenced in clauses (d) and (e), the “Potential Defaults”, and together with the Existing Defaults, the “Waived Defaults”).
Section 2.2 Except as specifically set forth in Section 2.1 above, this Amendment shall not be deemed to constitute a waiver or release of (a) any Unmatured Event of Default or Event of Default (x) that may have occurred or existed under the Subject Provisions for any reason other than the Duty Events or, with respect to the Existing Defaults described in clause (c) above, the change of location of the Parent’s chief executive office, (y) any other provision of the Credit Agreement or the other Loan Documents (including, if as a result of the Duty Events or otherwise), or (z) occurring after the date hereof (except as set forth in clauses (d) and (e)) or (b) any remedies or rights of Agent or the Lenders with respect thereto, all of which are hereby reserved.
ARTICLE III
CONDITIONS TO EFFECTIVENESS
Section 3.1 Conditions Precedent. This Amendment shall become effective (the “Effective Date”) on the date when all of the following conditions have been satisfied in a manner satisfactory to the Agent:
(a) Except with respect to those Subject Provisions, compliance with which have been specifically waived pursuant to Section 2 above, all representations and warranties of the Parent and the Loan Parties set forth herein and in the Credit Agreement and the other Loan Documents shall be true and correct in all material respects (or, with respect to those representations and warranties expressly limited by their terms by materiality or material adverse effect qualifications, all respects) as of the Effective Date and shall be deemed remade on such date, except to the extent any such representation and warranty expressly relates to an earlier date, in which case such representation and warranty shall be true and correct in all material respects (or, with respect to those representations and warranties expressly limited by their terms by materiality or material adverse effect qualifications, all respects) as to the date to which it relates.
(b) After giving effect to the limited waiver in Section 2 hereof, no Unmatured Default or Event of Default shall have occurred and be continuing under any of the Loan Documents on or prior to the Effective Date or result from this Amendment becoming effective in accordance with its terms.

(c) This Amendment shall have been signed by the Loan Parties, the Loan Party Representative, the Agent and the Required Lenders.
(d) Agent shall have received, on behalf of the Lenders party hereto, a fee equal to 5.0 basis points in the aggregate on the sum of (x) each such Lender’s Revolving Commitment and (y) each such Lender’s Pro Rata Share of the aggregate outstanding amount of the Term Loan.
(e) Agent shall have received all fees required to be paid by the Loan Parties pursuant to that certain Fee Letter dated as of March 30, 2011.
(f) All proceedings taken in connection with the transactions contemplated by this Amendment and all documents, instruments and other legal matters incident thereto shall be reasonably satisfactory to the Agent.
(g) The Parent and the Loan Parties shall have provided such other items and shall have satisfied such other conditions as may be reasonably required by the Agent.
ARTICLE IV
REAFFIRMATION.
The Loan Party Representative and each Loan Party hereby expressly reaffirms and assumes all of their obligations and liabilities to the Agent and the Lenders as set forth in the Credit Agreement and the other Loan Documents and agrees to be bound by and abide by and operate and perform under and pursuant to and comply fully with all of the terms, conditions, provisions, agreements, representations, undertakings, warranties, indemnities, grants of security interests and covenants contained in the Credit Agreement and the other Loan Documents, as such obligations and liabilities may be modified or waived by this Amendment, as though the Credit Agreement and the other Loan Documents were being re-executed on the date hereof, except to the extent that such terms expressly relate to an earlier date. The Loan Party Representative and each Loan Party hereby ratifies, confirms and affirms without condition, all liens and security interests granted to the Agent pursuant to the Credit Agreement and the other Loan Documents and such liens and security interests shall continue to secure the Obligations under the Credit Agreement as amended by this Amendment, and all extensions, renewals, refinancings, amendments or modifications of any of the foregoing.
ARTICLE V
MISCELLANEOUS
Section 5.1 Representations and Warranties. The Loan Parties hereby jointly and severally represent and warrant to the Agent and the Lenders that:
(a) the Loan Parties and the Loan Party Representative have the legal power and authority to execute and deliver this Amendment;
(b) the officers of the Loan Party Representative and each of the Loan Parties executing this Amendment have been duly authorized to execute and deliver the same and bind the Loan Party Representative and each of the Loan Parties with respect to the provisions hereof;

(c) the execution, delivery and performance by the Loan Party Representative and each Loan Party of this Amendment do not and will not (a) require any consent or approval of any governmental agency or authority (other than any consent or approval which has been obtained and is in full force and effect, except such as would not have and reasonably could not be expected to have a Material Adverse Effect), (b) conflict with (i) any provision of law, (ii) the charter, by laws or other organizational documents of such Person or (iii) any material agreement, indenture, instrument or other material document, or any judgment, order or decree, which is binding upon the such Person or any of their respective properties or (c) require, or result in, the creation or imposition of any Lien on any asset of any Loan Party (other than Permitted Liens and Liens in favor of the Agent created pursuant to the Collateral Documents);
(d) other than the Waived Defaults, no Unmatured Event of Default or Event of Default exists under the Credit Agreement, nor will any occur immediately after the execution and delivery of this Amendment or by the performance or observance of any provision hereof;
(e) neither the Loan Party Representative nor any of the Loan Parties is aware of any claim or offset against, or defense or counterclaim to, the Loan Party Representative’s and each of the Loan Parties’ obligations or liabilities under the Credit Agreement or any Loan Document; and
(f) this Amendment and each document executed by the Loan Party Representative and each of the Loan Parties in connection herewith constitute valid and binding obligations of the Loan Party Representative and the Loan Parties, respectively, enforceable in accordance with their terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws generally affecting creditors’ rights and by equitable principles (regardless of whether enforcement is sought in equity or at law).
Section 5.2 Parent as a Loan Party. No references in the Credit Agreement to “the Parent and each Loan Party”, “the Parent or any Loan Party”, “the Parent, any Loan Party or any of their respective properties” shall be deemed to imply or shall be interpreted to mean that the Parent is not a Loan Party.
Section 5.3 Loan Documents Unaffected. Except as herein otherwise specifically provided, all provisions of the Credit Agreement and the Loan Documents shall remain in full force and effect and are hereby affirmed, confirmed and ratified in all respects. As of the Effective Date, all references to the Credit Agreement in the Credit Agreement or any other Loan Document shall be deemed to refer to the Credit Agreement as amended hereby.

Section 5.4 No Course of Dealing. The Loan Party Representative and each of the Loan Parties acknowledge and agree that (a) this Amendment is not intended to, nor shall it, establish any course of dealing between the Loan Party Representative, the Loan Parties, the Agent and the Lenders that is inconsistent with the express terms of the Credit Agreement or any other Loan Document, and (b) notwithstanding any course of dealing between the Loan Party Representative, the Loan Parties, the Agent and the Lenders prior to the date hereof, except as set forth herein, the Lenders shall not be obligated to make any Loan, except in accordance with the terms and conditions of this Amendment and the Credit Agreement.
Section 5.5 Attorney’s Fees and Costs. In addition to the fees described in Section 3.1 above, the Loan Parties hereby agree to reimburse the Agent for all of its reasonable out-of-pocket documented legal fees and expenses incurred in the preparation and documentation of this Amendment and related documents.
Section 5.6 Survival. All representations, warranties, covenants, agreements, releases and waivers made by or on behalf of the Loan Party Representative and the Loan Parties under this Amendment shall survive the execution and delivery of this Amendment.
Section 5.7 No Waiver of Rights. No waiver shall be deemed to be made by any party hereunder of any of its rights hereunder unless the same shall be in writing signed on behalf of such party.
Section 5.8 Governing Law. THIS AMENDMENT SHALL BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES.
Section 5.9 Entire Agreement. This Amendment sets forth the entire agreement and understanding among the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements, and undertakings of every kind and nature among them with respect to the subject matter hereof.
Section 5.10 Counterparts. This Amendment may be executed in any number of counterparts, and by the parties hereto on the same or separate counterparts and by facsimile signature, and each such counterpart, when executed and delivered, shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Amendment.
Section 5.11 Severability Of Provisions; Captions; Attachments. Wherever possible each provision of this Amendment shall be interpreted in such manner as to be effective and valid under applicable law. Any provision of this Amendment that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction. The several captions to Sections and subsections herein are inserted for convenience only and shall be ignored in interpreting the provisions of this Amendment. Each schedule or exhibit attached to this Amendment shall be incorporated herein and shall be deemed to be a part hereof.
Section 5.12 Loan Document. This Amendment is a Loan Document.
Section 5.13 JURY TRIAL WAIVER. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AMENDMENT AND ANY OTHER INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION HEREWITH AND AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.
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IN WITNESS WHEREOF, the parties hereto have executed this Amendment to be duly executed and delivered by their duly authorized officers as of the date first set forth above.

LOAN PARTIES: KIDS LINE, LLC, a Delaware limited liability company, as a Borrower
By:	/s/ MARC S. GOLDFARB
	Name:	Marc S. Goldfarb
	Title:	SVP & General Counsel

SASSY, INC., an Illinois corporation, as a Borrower
By:	/s/ MARC S. GOLDFARB
	Name:	Marc S. Goldfarb
	Title:	SVP & General Counsel

LAJOBI, INC., a Delaware corporation, as a Borrower
By:	/s/ MARC S. GOLDFARB
	Name:	Marc S. Goldfarb
	Title:	SVP & General Counsel

I & J HOLDCO, INC., a Delaware corporation, as a Borrower
By:	/s/ MARC S. GOLDFARB
	Name:	Marc S. Goldfarb
	Title:	SVP & General Counsel

COCALO, INC., a California corporation, as a Borrower
By:	/s/ MARC S. GOLDFARB
	Name:	Marc S. Goldfarb
	Title:	SVP & General Counsel

KID BRANDS, INC., a New Jersey corporation, as a Guarantor and as Loan Party Representative
By:	/s/ MARC S. GOLDFARB
	Name:	Marc S. Goldfarb
	Title:	SVP & General Counsel

AGENT:	BANK OF AMERICA, N.A., as successor by merger to LASALLE BANK NATIONAL ASSOCIATION, as Agent
	By:	/s/ ERIN M. FREY
		Name:	Erin M. Frey
		Title:	Vice President

S	BANK OF AMERICA, N.A., as successor by merger to LASALLE BANK NATIONAL ASSOCIATION
	By:	/s/ ERIN M. FREY
		Name:	Erin M. Frey
		Title:	Vice President

SOVEREIGN BANK
	By:	/s/ CHRISTINE GERULA
		Name:	Christine Gerula
		Title:	Senior Vice President

WACHOVIA BANK, N.A.
	By:	/s/ KATHRYN T. MURPHY
		Name:	Kathryn T. Murphy
		Title:	Senior Vice President

JP MORGAN CHASE BANK, N.A.
	By:	/s/ SUSAN M. GRAHAM
		Name:	Susan M. Graham
		Title:	Vice President

TD BANKNORTH, N.A.
By:
Name:
Title:

HSBC BANK USA, N.A.
By:	/s/ RICHARD J. ELIAS
	Name:	Richard J. Elias
	Title:	Vice President

CITIZENS BANK OF PENNSYLVANIA
By:	/s/ JOHN S. FRAME
	Name:	John S. Frame
	Title:	Assistant Vice President

BANK OF THE WEST
By:	/s/ SIDNEY JORDAN
	Name:	Sidney Jordan
	Title:	Vice President